[LOGO]  KOOR INDUSTRIES LTD.
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                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax:972-3-6238425

                                                         2 JUNE 2003

The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97  Yafo  St.
Jerusalem  95464          Tel Aviv 65202              Jerusalem 91007
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Fax: 02-6513940           Fax: 03-5105379
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Dear Sirs,


RE:  IMMEDIATE REPORT (NO.10/2003)
     KOOR INDUSTRIES LTD.(COMPANY NO. 52-001414-3)
     ---------------------------------------------

Koor Industries Ltd. (hereinafter: "KOOR" or "THE COMPANY") hereby announces as follows:

1. Today the Company has published in the United States a press release regarding the following matter:

        o    Results of Annual General Meeting that was held on June 1, 2003.

2.   Attached please find the press release.



                                        Yours Sincerely,


                                        Shlomo Heller, Adv.
                                          Legal Counsel

     KOOR INDUSTRIES LTD. ANNOUNCES RESULTS OF 2002 ANNUAL GENERAL MEETING

TEL AVIV, ISRAEL - June 2, 2003 - Koor Industries (NYSE: KOR) ("Koor" or the "Company"), a leading Israeli investment holding Company, announced the resolutions of the Company's 2002 Annual General Meeting, held in the Company's offices on June 1, 2003.

RESOLUTIONS
1. To amend the Company's Articles of Association to allow the Company to take certain actions in connection with Directors and Officers liability insurance policies ("D&O Policies") and advance undertakings to indemnify Directors and Officers of the Company, provided that the maximum amount of the indemnification to all of the indemnified persons for one set of events will not exceed 25% of the equity of the Company as recorded in the latest financial statements published prior to the payment. Advance exception was not approved.

2. To approve new guidelines for renewals of D&O Policies (the "2003 Guidelines") and to empower the management of the Company, at its discretion, to enter into D&O Policies within the 2003 Guidelines for 2003 and onwards.

3. To approve coverage under new D&O Policies within the 2003 Guidelines as specified in resolution No. 2 above for Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer of Koor) and Andrew Hauptman (Director of Koor).

4. To approve the Company's undertaking to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company. Advance exception was not approved.

5. To approve the Company's undertaking to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman, in advance, for any losses they may sustain (including legal expenses) as s result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be. Advance exception was not approved.

6. To approve the conversion of 624,577 Ordinary Shares of the Company held by Koor Trusts (1995) Ltd., a wholly owned subsidiary of the Company, into 624,577 Deferred Shares of the Company.

7. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

ABOUT KOOR


Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:
Yuval Yanai, Senior Vice President and CFO, Koor Industries Ltd.

Tel. +9723 9008 310; Fax. +9723 9008 313; www.koor.com
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Forward  looking  statements  in this  release  involve  a number  of risks  and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.